Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

First Quarter Ended
March 27, 2009
($ in millions)

Earnings:
Income before income taxes	$313
Less: Net income attributable to noncontrolling interests	(2)

Income before income taxes after noncontrolling interests	$311
Add:
Interest expense	63
Amortization of debt expense	3
Interest component of rent expense	15

Earnings	$392

Fixed charges:
Interest expense	63
Amortization of debt expense	3
Interest component of rent expense	15

Fixed charges	$81

Ratio of earnings to fixed charges	4.8x